UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description 1st Quarter Results 2022 dated 17 May 2022

Press Release

17 May 2022

Argo Blockchain PLC

("Argo" or "the Company")

Q1 2022 Results (Unaudited)

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce its unaudited financial results for the quarter ended 31 March 2022. All $ amounts are in United States Dollars ("USD") and all £ amounts are in British Pounds ("GBP"), unless otherwise stated.

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Revenue of $19.5 million (£14.9 million) (+9% Y/Y)
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Produced net income of $2.1 million (£1.6 million) and $19.1 million of Adj. EBITDA (£14.5 million of Adj. EBITDA) (+24% Y/Y)
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Mined 470 Bitcoin and Bitcoin Equivalents in Q1 2022 (+21% Y/Y)
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“HODL” of 2,700 Bitcoin and Bitcoin Equivalents as of 31 March 2022

Peter Wall, Chief Executive of Argo, said: "During the first quarter, our team has focused on working towards the completion of Helios Phase 1, while continuing to deliver strong performance from our existing fleet. To be a successful miner you need three components - power, miners, and capital. We already have a strong foundation for growth at Helios with our access to 800 MW of power capacity. This quarter, we improved our access to capital by establishing a financing relationship with NYDIG and strengthened our access to miners through our supply agreement with Intel for their new Blockscale ASIC chips. This will allow us to build custom-designed mining machines specifically to Argo’s specifications and built for use in immersion-cooling technology.

“As mining operations begin this month at Helios, we are excited to be delivering on our commitment to shareholders to build a best-in-class Bitcoin mining facility.”

Q1 2022 Financial Performance

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The Company generated $19.5 million (£14.9 million) of revenue in the quarter, a 9% increase over the same period in 2021. This increase was primarily driven by Argo’s growth in hash rate throughout 2021 and partially offset by lower Bitcoin prices in Q1 2022.
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The Company produced net income of $2.1 million (£1.6 million).
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Argo achieved Adj. EBITDA of $19.1 million (£14.5 million), an increase of 24% over the same period in 2021.
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Total Bitcoin mined in the quarter increased by 21% to 470 Bitcoin and Bitcoin Equivalents (together, “BTC”), compared to 387 BTC mined in the same period in 2021.
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The Company’s mining margin for the first quarter was 76%, with an average direct cost per BTC mined of $9,779 (£7,448).
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The Company ended the quarter with 2,700 BTC in its HODL; this, combined with a cash balance of $11.9 million (£9.1 million), provides the Company with ample liquidity.

Q1 2022 and Recent Operational Highlights

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The Helios facility was energized and commenced Bitcoin mining activities on 5 May 2022. The Company held a grand opening ceremony to commemorate the event with elected officials, partners, suppliers, and members of the local community in attendance.
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The Company still expects to increase its hashrate to 5.5 EH/s by the end of 2022, subject to machine deliveries.
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In March 2022, the Company signed an agreement to swap approximately 10,000 S19 mining machines currently hosted at Core Scientific facilities for new S19J Pro mining machines to be delivered to the Helios facility. To mitigate any temporary loss of hashrate for Argo, the swap of miners will occur in stages as the machines are delivered, which has already commenced and will continue through July 2022. Upon completion of this mining machine swap, Argo will no longer have any hosted machines and will have completed its strategic pivot away from hosting to a fully vertically-integrated model.
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In January 2022, the Company formally launched Argo Labs, its in-house innovation arm established to identify opportunities within the disruptive and innovative sectors of the cryptocurrency ecosystem while supporting the decentralization of various blockchain protocols. Argo Labs is primarily focused on two key areas: network participation and strategic diversification through the efficient deployment of a portion of the Company's crypto treasury assets. Argo has allocated approximately 10% of the Company's crypto assets in its "HODL" to Argo Labs, which gives the Company the opportunity to integrate cryptocurrencies into existing financial infrastructure and gain exposure to the wider digital asset ecosystem.

Q1 2022 and Recent Financing Highlights

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Argo entered into two significant non-dilutive debt financing arrangements with New York Digital Investment Group LLC (“NYDIG”).
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In March 2022, Argo signed loan agreements to borrow $26.7 million (£20.2 million at the 3 March 2022 exchange rate), with the proceeds to be used for the continued build out of Helios Phase 1. Under these loan agreements, the borrowings are secured against certain electrical infrastructure at Helios.
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In May 2022, Argo signed additional loan agreements to borrow up to $70.6 million (£56.3 million at the 3 May 2022 exchange rate), subject to customary drawdown conditions, with the proceeds to be used for the continued build out of Helios Phase 1. Under these loan agreements, the borrowings are secured against certain Bitcoin mining machines installed at Helios.

Q1 2022 and Recent Personnel Updates

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The Company strengthened its executive team by appointing Seif El-Bakly as Chief Operating Officer and Alana Marks as Vice President of People and Culture.
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Justin Nolan, who previously held the role of Vice President of Business Development, was promoted to the role of Chief Growth Officer.
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The Company appointed Raghav Chopra, a seasoned finance and investing professional, as a non-executive director.

Earnings Conference Call

Argo will host a conference call to discuss its results at 08:00 ET/12:00 BST tomorrow, Wednesday 18 May 2022. The live webcast of the call can be accessed via the Investor Meet Company platform.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors already following Argo Blockchain on the Investor Meet Company platform will be invited automatically.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA are financial measures not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, Adjusted EBITDA excludes interest income (expense), taxes, depreciation and amortization, change in fair value of digital currencies, and share based payments, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross margin or net income/(loss), as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

Statement of Income	Three Months Ended 31 March, 2022		Three Months Ended 31 March, 2021
Figures in ‘000 except per share and BTC mined	$	£	$	£
Revenues	19,515	14,862	17,836	13,583
Direct costs	(4,596)	(3,500)	(2,562)	(1,951)
Depreciation of mining equipment	(6,961)	(5,301)	(2,869)	(2,185)
Change in fair value of digital currencies	(6,080)	(4,630)	13,248	10,090
Realized gain on sale of digital currencies	41	30	1,472	1,121
Gross profit	1,919	1,461	27,125	20,657

Consulting fees	(208)	(159)	(467)	(356)
Professional fees	(1,262)	(961)	(259)	(197)
General and administrative	(2,908)	(2,215)	(633)	(482)
Share based payment charge	(1,423)	(1,084)	(123)	(94)
Foreign exchange	5,705	4,346	(54)	(41)
Operating profit	1,823	1,388	25,589	19,488

Fair value gain (loss) of investments	(174)	(132)	-	-
Fair value revaluation of contingent consideration	2,742	2,088	-	-
Finance costs	(2,442)	(1,860)	(289)	(221)
Profit before taxation	1,949	1,484	25,300	19,267

Tax credit	117	89	-	-

Profit after taxation	2,066	1,573	25,300	19,268
Other comprehensive loss
Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve	(17,170)	(13,076)	-	-
Total other comprehensive (loss), net of tax	(17,170)	(13,076)	-	-

Total comprehensive (loss) income attributable to the equity holders of the Company	(15,104)	(11,503)	25,300	19,268

Earnings per share attributable to equity owners (pence)
Basic earnings (loss) per share	$0.004c	0.003p	$0.080c	0.060p
Diluted earnings per share	$0.004c	0.003p	$0.070c	0.050p

	As at 31 March 2022		As at 31 December 2021
Balance Sheet
Figures in ‘000	$	£	$	£

ASSETS
Non-current assets
Investments at fair value through profit or loss	355	271	529	403
Investments accounted for using the equity method	18,143	13,817	18,143	13,817
Intangible fixed assets	11,655	8,876	7,359	5,604
Property, plant and equipment	156,765	119,386	146,546	111,604
Right of use assets	484	368	460	350
Total non-current assets	187,402	142,718	173,037	131,778

Current assets
Trade and other receivables	111,500	84,914	83,196	63,359
Digital assets	104,835	79,839	106,044	80,759
Cash and cash equivalents	11,904	9,066	15,498	11,803
Total current assets	228,239	173,819	204,738	155,921

Total assets	415,641	316,537	377,775	287,699

EQUITY AND LIABILITIES
Equity
Share Capital	614	468	614	468
Share Premium	183,282	139,581	183,282	139,581
Share based payment reserve	3,925	2,989	2,501	1,905
Fair value reserve	545	414	545	414
Currency translation reserve	(16,588)	(12,633)	44	33
Other comprehensive income of equity accounted associates	8,628	6,571	8,628	6,571
Accumulated surplus	80,075	60,982	69,381	52,838
Total equity	260,481	198,372	264,995	201,810

Current liabilities
Trade and other payables	18,122	13,803	20,018	15,245
Contingent consideration	7,856	5,983	10,598	8,071
Loans and borrowings	58,618	44,641	30,715	23,391
Income tax	10,568	8,048	10,083	7,679
Deferred tax	259	197	375	286
Lease liability	10	7	9	7
Total current liabilities	95,433	72,679	71,798	54,679
Non-current liabilities
Deferred tax	710	541	710	541
Issued debt - bond	35,322	26,900	35,333	26,908
Loans	23,188	17,659	4,453	3,391
Lease liability	507	386	486	370
Total liabilities	155,160	118,165	112,780	85,889

Total equity and liabilities	415,641	316,537	377,775	287,699

The following table shows a reconciliation of Bitcoin and Bitcoin Equivalent Mining Margin to gross margin, the most directly comparable IFRS measure, for the three months ended 31 March 2022 and the three months ended 31 March 2021.

	2022		2021
Figures in ‘000	$	£	$	£

Gross profit	1,919	1,461	27,125	20,658

Depreciation of mining equipment	6,961	5,301	2,869	2,185
Change in fair value of digital currencies	6,080	4,630	(13,248)	(10,090)
Realized gain (loss) on sale of digital currencies	(41)	(30)	(1,472)	(1,121)
Cryptocurrency management fees	-	-	(434)	(330)
Mining profit	14,919	11,362	14,840	11,302
Bitcoin and Bitcoin Equivalent Mining Margin	76%	76%	83%	83%

The following table shows a reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure, for the three months ended 31 March 2022 and the three months ended 31 March 2021.

	2022		2021
Figures in ‘000	$	£	$	£

Net income	2,066	1,573	25,300	19,267

Depreciation/amortization	7,166	5,457	2,914	2,219
Interest expense	2,442	1,860	289	220
Income tax credit	(117)	(89)	-	-
Share based payment	1,423	1,084	123	94
Change in fair value of digital currencies	6,080	4,630	(13,248)	(10,090)
Adjusted EBITDA	19,060	14,515	15,378	11,710
Adjusted EBITDA Margin	98%	98%	86%	86%

*Dollar values translated from pound sterling into U.S. dollars at the rate of £1.00 to $1.31 unless otherwise specified.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 May, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel